# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0001808471
Persons authorized to receive notices and communications: Brent Winn, P. O. Box 8436, Richmond, Virginia (VA), 23226, 804-338-7708

## Reporting persons
- Charles Brent Winn Jr. (CIK 0001808471): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 59,202; shared voting power 0; sole dispositive power 59,202; shared dispositive power 59,202; aggregate amount beneficially owned 59,202 (5.25% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medalist Diversified REIT
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226

## Item 2. Identity and Background
Name of person filing: Charles Brent Winn Jr.
Residence or business address: The principal business address for the Reporting Person is P. O. Box 8436, Richmond, VIRGINIA , 23226.
Present principal occupation or employment: The principal business of the Reporting Person is Chief Financial Officer of Medalist Diversified REIT, Inc. engaged in the investment and management of commercial real estate with a mailing address of P. O. Box 8436, Richmond, VA 23226.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The holdings reported by the Reporting Person herein consist of 59,202 shares of Common Stock of the Issuer. On January 28, 2026, the Reporting Person acquired 4,000 shares of Common Stock of the Issuer granted to the Reporting Person by the board of directors pursuant to the Issuer's 2018 Equity Incentive Plan as compensation for his service as the Company's Chief Financial Officer. Such acquisition triggered the requirement to file this Schedule 13D. The Reporting Person had previously made open market purchases using personal funds and the Issuer previously awarded additional shares of Common Stock to the Reporting Person pursuant to the Medalist Diversified REIT, Inc. 2018 Equity Incentive Plan in connection with his service to the Issuer, resulting in the current beneficial ownership set forth in Row 11 of the cover page of this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 hereof are hereby incorporated by reference into this Item 4, as applicable. The Reporting Person became the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer upon its receipt 4,000 shares of Common Stock were granted to the Reporting Person by the board of directors pursuant to the Issuer's 2018 Equity Incentive Plan as compensation for his service as the Company's Chief Financial Officer.

Except to the extent the foregoing may be deemed a plan or proposal, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person has voting and dispositive power over 59,202 shares of Common Stock of the Issuer, which represents approximately 5.25% of the total issued and outstanding shares of Common Stock of the Issuer based upon 1,128,500 shares of Common Stock outstanding at February 2, 2026, as reported by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 59,202
Transactions in the class effected during the past sixty days: On January 28, 2026, 4,000 shares of Common Stock were granted to the Reporting Person by the board of directors pursuant to the Issuer's 2018 Equity Incentive Plan as compensation for his service as the Company's Chief Financial Officer.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Charles Brent Winn Jr.: /s/ Charles Brent Winn Jr., Charles Brent Winn Jr. (02/03/2026)